

PROMISSORY NOTE

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW.

VIROMENT CAPITAL, LLC PROMISSORY NOTE

Maker: Viroment Capital, LLC   **Investor:** [INVESTOR NAME]

$ [AMOUNT]   **Date:** [EFFECTIVE DATE]

FOR VALUE RECEIVED, the undersigned ("***Maker***") promises to pay to the order of ("***Maker***") at Investor's designated address [AMOUNT] in installments and with interest from the date hereof as provided below.

Interest shall accrue on the unpaid balance hereof at an annual rate equal to 19%. Accrued interest shall be due and payable before the last day of each calendar year or the final principal install is due on whichever event comes first.

The principal balance of this promissory note shall be due and payable in (1) installment of $ [AMOUNT] 1 day prior to the 3 year anniversary date of the note when the entire unpaid balance of principal and remaining accrued interest shall become due and payable in full. Payments shall be applied first against accrued interest and the balance against the unpaid principal balance.

Maker shall have the right to repay the principal balance hereunder in whole or in part at any time, without premium or penalty; such prepayment shall be applied first against accrued interest, if any, and the balance shall be applied against unpaid principal installments in the reverse order of their maturities.

This promissory note is issued under the terms and provisions of that Subscription Agreement Memorandum dated [EFFECTIVE DATE] .

LOCATION: UNITED STATES
c/o 33 South 6th Street, Suite 3800
Minneapolis MN 55402
infoUSA@viroment.com

CONTACT
www.viroment.com

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If notice of default is given to the Maker of any non-payment of any of the above installments of principal or interest, and the Maker has not cured such default within ten (10) days of such notice's receipt, then the Investor of this promissory note may, without prior notice to the undersigned, elect to declare the unpaid balance of this promissory note, including interest hereon, to be immediately due and payable.

Except as expressly provided hereinabove, the Maker, and every endorser hereof, hereby waive all demands, notices and other formalities in connection with the payment, collection and enforcement of this note. The liability of the Maker, and any endorser hereof, shall be unconditional and shall not in any manner be affected by any indulgence whatsoever granted or consented to by the Investor, including, but not limited to, any extension of time, renewal, waiver or other modification. Any failure of the Investor to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter.

The undersigned hereby agrees to pay, in the event of default hereunder, the costs of collection including reasonable attorneys' fees.

This promissory note is governed by the laws of the State of Delaware.

Dated on: ___[EFFECTIVE DATE]___

MAKER: VIROMENT CAPITAL, LLC

[Signature page follows]

LOCATION: UNITED STATES
c/o 33 South 6th Street, Suite 3800
Minneapolis MN 55402
infoUSA@viroment.com

CONTACT
www.viroment.com

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Viroment Capital LLC
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

[INVESTOR NAME]
_____

Investor Signature

By: _____   By: _____

Name: [Investor Name]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited